UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-35305

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: _____________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Post Holdings, Inc.
(Full name of registrant)

2503 S. Hanley Road
St. Louis, Missouri 63144
(Address, including zip code, of principal executive offices)

PART II – RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
On May 7, 2012, Post Holdings, Inc. (the “Company”) filed a Current Report on Form 8-K announcing that as a result of Ralcorp Holdings, Inc.’s (“Ralcorp”) announcement of its need to restate certain financial statements, the Company would restate certain of its own financial statements. Accordingly, the Company’s stand-alone combined financial statements for the fiscal year ended September 30, 2011 included in the Company’s Registration Statement on Form 10, and the stand-alone combined financial statements for the fiscal quarter ended December 31, 2011 included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 should not be relied upon because those financial statements will be restated to make the necessary accounting corrections. These restatements relate to the non-cash goodwill impairment charge recorded by Ralcorp related to the Post brand cereals business and will result in a $63 million increase in the goodwill impairment charge and a corresponding reduction of goodwill reported in the Company’s stand-alone combined financial statements.
In the preparation of the consolidated financial statements for the Company’s fiscal 2012 second quarter, the Company also identified an immaterial clerical error in which the Company recorded a hedging loss during the three months ended December 31, 2010 which should have correctly been recorded as a hedging gain. The Company plans to revise the combined financial statements for the three months ended December 31, 2010.
During the period of time covered by the financial statements that the Company plans to restate, the Company was a wholly-owned subsidiary of Ralcorp. Therefore, Ralcorp management was responsible for the Company’s accounting and reporting and internal control processes. In connection with the restatements related to the goodwill impairment charge, Ralcorp management has determined that a material weakness in internal control over financial reporting existed as of September 30, 2011 and December 31, 2011 for Ralcorp. As a wholly-owned subsidiary of Ralcorp, the material weakness also existed at the Company as of September 30, 2011 and December 31, 2011. On February 3, 2012, the Company became a stand-alone independent public company through the completion of a tax free spin-off from Ralcorp. From that time forward the Company’s management team is responsible for establishing its own internal control over financial reporting.
The Company is prepared to complete its restatement as soon as practicable after Ralcorp completes its restatement process.  Ralcorp has informed the Company that it is diligently working to complete their restatements. Because of the additional time Ralcorp requires to finalize the necessary accounting corrections Ralcorp does not expect to complete the preparation of its financial statements for the fiscal quarter ended June 30, 2012 within the prescribed time period for the filing of its Quarterly Report on Form 10-Q.  As a result, the Company also does not expect to be able to complete the preparation of its financial statements for the fiscal quarter ended June 30, 2012 within the prescribed time period for the filing of its Quarterly Report on Form 10-Q.

PART IV – OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification

Diedre J. Gray	(314)	644-7622
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.     ☐  Yes    ☒  No

The Company has not filed its Quarterly Report on Form 10-Q for the period ended March 31, 2012 for the reasons set forth above under Part III.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects that its results of operations for the fiscal quarter and nine months ended June 30, 2012 as compared to the comparable prior year periods will be negatively impacted by lower net sales, driven by lower overall sales volumes, partially offset by higher average net selling prices.  Gross profit margin is also expected to be lower, largely driven by higher raw materials cost and unfavorable fixed cost absorption.  In addition, the Company expects selling, general and administrative costs to be slightly higher due to incremental corporate costs, partially offset by lower advertising and consumer costs.  The Company also expects higher interest expense and a higher effective tax rate for the fiscal quarter and nine months ended June 30, 2012. The higher interest expense is primarily due to increased outstanding debt balances resulting from the separation from Ralcorp while the higher effective income tax rate is primarily due to non-deductible outside service expenses incurred to effect the Company's separation from Ralcorp and uncertain tax positions. As a result of these factors, the Company expects that the Quarterly Report on Form 10-Q will reflect a change in the results of operations from the fiscal quarter and nine months ended June 30, 2011.  The foregoing financial information is unaudited and preliminary and is subject to change based upon the Company's completion of its financial statements restatement process.
Forward-Looking Statements
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Form 12b-25. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this Form 12b-25. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, the anticipated impact of the adjustments, the timing of the Company’s restatement of its financial statements, the Company’s ability to file its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012 and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25.

Post Holdings, Inc.
(Name of Registrant as Specified in its Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2012	By:	/s/ Robert V. Vitale
Robert V. Vitale
Chief Financial Officer